December 13, 2018

VIA EDGAR ONLY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Folake Ayoola, Special Counsel Jeff Kauten, Staff Attorney

Re:	XSport Global, Inc. Registration Statement on Form S-1 Filed October 25, 2018 File No. 333-227972

Dear Ms. Ayoola and Mr. Kauten:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer and Chairman of XSport Global, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1, filed on October 25, 2018 (the “Registration Statement”) provided in your letter dated November 21, 2018 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary.  Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Staff Comments

Registration Statement on Form S-1
Cover Page

1.
The accommodation permitting the resale of shares to be issued under an equity line agreement is available only where there is an existing public market for the securities as evidenced by trading on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB tiers of OTC Link ATS. You state in footnotes to the “calculation of registration fee” table, in a risk factor on page 9, and in a press release dated September 18, 2018 that your common stock is quoted on the OTC Marketplace, OTCQB. However, throughout the prospectus, you disclose that your common stock is currently quoted on the OTC Marketplace, Pink Tier. Please revise your disclosure to reconcile this inconsistency. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13.

Response:

We have amended the Registration Statement to reflect that our common stock is traded on the OTCQB tier of OTC Link ATS.

2.
Please clarify that 5 million of the shares of common stock being offered may be issued pursuant to the purchase agreement with Triton Funds LP and 400,000 shares were donated to Triton Funds LP and are currently issued and outstanding.

Response:

The 400,000 shares were issued to Triton Funds LLC not, Triton Funds LP.  Accordingly, we have amended the Registration Statement to clarify that 5 million shares of common stock may be issued pursuant to the purchase agreement with Triton Funds LP, and the 400,000 shares were previously issued to Triton Funds LLC and are currently issued and outstanding.

Prospectus Summary
About Us, page 2

3.
Please provide an organizational chart depicting your corporate structure as well as the percentage ownership of the company held by all parties, including the stockholders of HeadTrainer, Inc. who are the beneficial owners of approximately 61% of your issued and outstanding common stock.

Response:

The Company’s organizational chart is below.  Please note that HeadTrainer, Inc. and Shift Now, LLC are wholly-owned subsidiaries of the Company.

XSport Global, Inc.
a publicly owned Wyoming corporation
100%¶
100%¶
HeadTrainer, Inc.
a North Carolina corporation
Shift Now, Inc.
a North Carolina corporation

4.
Please describe your “roster of professional athletes and brand ambassadors” and discuss the material terms of the endorsement agreements with these athletes and brand ambassadors that you reference on page F-15, including the duration of the agreements and any termination provisions. To the extent material, please file the agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We have revised our disclosure of the Company’s brand ambassadors to provide that none are currently under contract with the Company.

About This Offering, page 3

5.
Please expand your disclosure to discuss the “terms of the donation” of the 400,000 shares of your common stock that you issued to Triton, and tell us whether the donation is permitted by state law. In this regard, we note that Section 17-16-621(b) of the Wyoming Business Corporation Act provides that “the board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation.”

Response:

We have revised our disclosure regarding the terms of the “donation shares.”  However, it is the Company’s position that the issuance of the donation shares was actually a commitment fee since the donation shares were a condition precedent to the execution of the Purchase Agreement.

Forward Looking Statements, page 12

6.
Please tell us why you refer to “the requirement of substantial future testing, clinical trials, regulatory reviews and approvals by the Food and Drug Administration” when your business plan relates to the development of a cognitive training mobile device application platform.

Response:

We have revised the Registration Statement to remove reference to the requirement of substantial future testing, clinical trials, regulatory reviews and approvals by the Food and Drug Administration.

Selling Stockholder, page 14

7.
Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by Triton Funds LP. Refer to Item 507 of Regulation S-K and Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

Response:

We have amended the Registration Statement to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by Triton Funds LP and Triton Funds LLC.

Business, page 17

8.
Please revise your statements throughout this section to clearly reflect the development stage of your product. For example, on page 17 you state that you intend to launch the product in beta form in the third quarter of calendar 2018 and on page 18 you state that you have developed a product that includes a mobile device application.

Response:

We have amended the Registration Statement to clarify the development stage of our product.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

9.
Please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Response:

We have revised the Registration Statement accordingly.

Liquidity, Financial Condition and Capital Resources, page 26

10.	Disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.

Response:

We have amended the Registration Statement to provide:

As of June 30, 2018, we had cash on hand of $69,334 and a working capital deficiency of $2,353,850, as compared to cash on hand of $186,881 and a working capital deficiency of $2,075,562 as of September 30, 2017.  The increase in working capital deficiency is mainly due to our net loss of $871,711 during the nine months ended June 30, 2018, partially offset by proceeds received from the sale of common stock of $320,034.
We require immediate capital in order to conduct operations.  We hope to access the Purchase Agreement or the capital markets to acquire additional funding.  However, there can be no assurance that we will be able to do so or close on terms that are favorable to the Company.
11.	Please provide the executive compensation disclosure required by Item 402(l) of Regulation S-K for the fiscal year ended September 30, 2018.

Response:

The required executive compensation was included.

12.
Please file the employment agreements with Messrs. Finigan and Durschlag as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Also, update your description of these agreements to include the amendments entered into in September 2018 as further described on page F-16.

Response:

The registration statement has been revised to include the employment agreements of Messrs Finigan and Durschlag and to update the description of these agreements, as amended.

Security Ownership of Certain Beneficial Owners and Management, page 40

13.
Please include the disclosure required by Item 403(a) of Regulation S-K for each person who is known to be the beneficial owner of more than five percent of any class of the company’s voting securities.

Response:

We have amended the Registration Statement to disclose each person who is known to be the beneficial owner of more than five percent of any class of our voting securities.

Certain Relationships and Related Transaction, page 41

14.
Please disclose the material terms of the royalty agreement with HIP, LLC as well as the notes payable and convertible notes payable to related parties described on page 32 and file these agreements as exhibits to your registration statement. Refer to Item 404(d) of Regulation S-K.

Response:

The Registration Statement was revised to provide the material terms of the agreement with HIP, LLP, as well as its current status.

Signatures, page 45

15.	Please revise to include the signatures of the majority of the board of directors. Refer to the Signatures section of Form S-1.

Response:

We have revised the Registration Statement to include the signatures of the majority of the board of directors.

Exhibits

16.
Please file your bylaws as an exhibit to your registration statement. Refer to Item 601(b)(3) of Regulation S-K. Please also revise the date of the Form 8-K from which you are incorporating by reference your amended and restated articles of incorporation.

Response:

We have revised the Registration statement to include an exhibit that incorporates our bylaws by reference.  We have also revised the Registration Statement to file our amended and restated articles of incorporation and the subsequent amendment thereto.

17.
We note that 400,000 of the shares being registered are currently issued and outstanding. Please have counsel revise the legality opinion to state that these shares are validly issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin 19.

Response:

We have requested, and counsel has provided, a revised legality opinion that states that 400,000 of the shares being registered are validly issued, fully paid and non-assessable.

18.
The company is domiciled in Wyoming, but the legality opinion states that your counsel does not purport to be an expert on any law other than the laws of the state of New York. An opinion of counsel cannot exclude the law of the relevant jurisdiction or indicate that counsel is not qualified to opine on that law. Please have counsel revise accordingly. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin 19.

Response:

The opinion has been revised accordingly.

General

19.	Please discuss the course of action the company has taken or proposes to take with respect to your notes that are in default. To the extent material, please provide related risk factor disclosure.

Response:

The Company has revised the Registration Statement to include a Risk Factor regarding the status of these notes.

20.
In the company's registration statement on Form S-1 which registered your initial public offering in 2015, you disclosed your shell company status. Please revise your disclosure to discuss when the company ceased to be a shell company.

Response:

The Company ceased being a shell company on February 8, 2006.  The Registration Statement has been revised accordingly.

21.
It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please check the appropriate box on the registration statement cover page and disclose that fact in your prospectus.

Response:

We have revised the Registration Statement to check the emerging growth company box and disclose our emerging growth company status in our prospectus.

22.	Please provide the information required by Item 202 of Regulation S-K.

Response:

We have revised the Registration Statement to describe the common stock we are offering thereunder.

23.	Please provide support for the following statements:

•	“XSport Global is a leading youth and collegiate sports technology and media holding company...”
•
“[A]ccording to a 2012 study by SharpBrains... the market for brain health software grew from $295,000,000 in annual revenues in 2009 to more than $480,000,000 at the end of 2010. Experts estimate that the market will exceed $3,000,000,000 by 2020...”

Additionally, please revise your disclosure to provide an updated and more recent study by SharpBrains or advise.

Response:

The Company has removed the reference to the SharpBrains study.  Additionally, it is the Company’s position that its licensed software and application are superior to other product offerings and is, therefore, a leader in the field.

* * * * *

The Issuer hereby acknowledges that:

●          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Robert Finigan

Robert Finigan
Chief Executive Officer, Chairman